SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ZIPREALTY, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number of Common Stock Underlying Class of Securities)

J. Patrick Lashinsky

Chief Executive Officer & President

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, California 97608

(510) 735-2600

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

With copies to:

Larry Bercovich, Esq. Karen Seto, Esq. ZipRealty, Inc. 2000 Powell Street, Suite 300 Emeryville, California 97608 Telephone: (510) 735-2600 Fax: (510) 735-2850	Karen A. Dempsey, Esq. Christine A. McCarthy, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, California 94105 Telephone: (415) 773-5700 Fax: (415) 773-5759

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,052,190	$114.51

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,584,710 shares of common stock of ZipRealty, Inc. that have an aggregate value of $2,052,190 as of June 23, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5 equals $55.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated June 26, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is ZipRealty, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 2000 Powell Street, Suite 300, Emeryville, CA 94608 and its telephone number is (510) 735-2600. The information in the Offer to Exchange in Section 10 (“Information Concerning ZipRealty, Inc.”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange outstanding “Eligible Options” (as defined in the Offer to Exchange) held by employees (including executive officers) of the Company for a lesser number of new options to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), that will be granted under the ZipRealty, Inc. 2004 Equity Incentive Plan (the “2004 Plan”), all upon the terms and conditions set forth in the Offer to Exchange. In the aggregate, there were 3,584,710 shares of Common Stock underlying the Eligible Options as of June 23, 2009.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Eligible Options for Exchange and Grant of New Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of ZipRealty’s Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The filing person is the issuer, ZipRealty, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange in Section 11 (“Interest of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange in under “Summary Term Sheet” and in Section 1 (“Eligibility”), Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Participating in the Option Exchange Program”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Exchange and Grant of New Options”), Section 7 (“Conditions of the Option Exchange Program”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 12 (“Status of Options Accepted by ZipRealty in the Exchange Offer; Accounting Consequences of the Exchange Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange in Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible stock plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(10) and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange in Section 3 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange in Section 6 (“Acceptance of Eligible Options for Exchange and Grant of New Options”) and Section 12 (“Status of Options Accepted by ZipRealty in the Exchange Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange in Section 10 (“Information Concerning ZipRealty, Inc.”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange in Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange in Section 7 (“Conditions of the Option Exchange Program”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange in Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange in Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning ZipRealty, Inc.”) and Section 17 (“Additional Information”), in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 13, 2009, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 6, 2009, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning ZipRealty, Inc.”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(1)(A)	Offer to Exchange, dated June 26, 2009.

(a)(1)(B)	Form of Email Communication to Eligible Option Holders about Launch, dated June 26, 2009.

(a)(1)(C)	Form of Email Communication to Eligible Option Holders about Educational Workshops, dated June 26, 2009.

(a)(1)(D)	Form of Employee FAQs about the Option Exchange Program.

(a)(1)(E)	Employee Presentation Materials.

(a)(1)(F)	Form of Reminder Email Communication to Eligible Option Holders.

(a)(1)(G)	Form of Countdown Reminder Email Communication to Eligible Option Holders.

(a)(1)(H)	Screenshots of Option Exchange Program website.

(a)(1)(I)	Form of Paper Election Form.

(a)(1)(J)	Form of Communication to Eligible Option Holders Confirming Option Exchange Election.

(a)(1)(K)	ZipRealty, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008, SEC File No. 000-51002, filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(a)(1)(L)	ZipRealty, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009, SEC File No. 000-51002, filed with the Securities and Exchange Commission on May 6, 2009, and incorporated by reference herein.

(b)	Not applicable.

(d)(1)	ZipRealty, Inc. 1999 Stock Plan and related agreements (incorporated by reference to Exhibit 10.2 to ZipRealty’s Registration Statement on Form S-1, as amended, SEC File No. 333-115657, filed with the Securities and Exchange Commission on May 20, 2004).

(d)(2)	ZipRealty, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to ZipRealty’s Registration Statement of Form S-1, as amended, SEC File No. 333-115657, filed with the Securities and Exchange Commission on May 20, 2004).

(d)(3)	Form of Stock Option Award Agreement under 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.3(a) to ZipRealty’s Annual Report on Form 10-K, File No. 000-51002 for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 28, 2005).

(d)(4)	ZipRealty, Inc. Fifth Amended and Restated Investors’ Rights Agreement dated December 17, 2002 (incorporated by reference to Exhibit 10.5 to ZipRealty’s Registration Statement on Form S-1, as amended, SEC File No. 333-115657, filed with the Securities and Exchange Commission on May 20, 2004).

(d)(5)	Restricted Stock Award Agreement between ZipRealty and J. Patrick Lashinsky, dated September 13, 2007 (incorporated by reference to Exhibit 10.2 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007).

(d)(6)	Stock Option Award Agreement Restricted Stock Award Agreement between ZipRealty and J. Patrick Lashinsky, dated September 13, 2007 (incorporated by reference to Exhibit 10.3 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007).

(d)(7)	Restricted Stock Award Agreement between ZipRealty and Charles C. Baker, dated December 11, 2008 (incorporated by reference to Exhibit 10.1 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).

(d)(8)	Stock Option Award Agreement Restricted Stock Award Agreement between ZipRealty and Charles C. Baker, dated December 11, 2008 (incorporated by reference to Exhibit 10.2 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).

(d)(9)	Stock Purchase Agreement between ZipRealty and Charles C. Baker, dated December 11, 2008 (incorporated by reference to Exhibit 10.3 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).

(d)(10)	Form of Restricted Stock Award Agreement under the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2009	ZIPREALTY, INC.

	By:	/s/ Charles C. Baker
		Name:	Charles C. Baker
		Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(1)(A)	Offer to Exchange, dated June 26, 2009.

(a)(1)(B)	Form of Email Communication to Eligible Option Holders about Launch, dated June 26, 2009.

(a)(1)(C)	Form of Email Communication to Eligible Option Holders about Educational Workshops, dated June 26, 2009.

(a)(1)(D)	Form of Employee FAQs about the Option Exchange Program.

(a)(1)(E)	Employee Presentation Materials.

(a)(1)(F)	Form of Reminder Email Communication to Eligible Option Holders.

(a)(1)(G)	Form of Countdown Reminder Email Communication to Eligible Option Holders.

(a)(1)(H)	Screenshots of Option Exchange Program website.

(a)(1)(I)	Form of Paper Election Form.

(a)(1)(J)	Form of Communication to Eligible Option Holders Confirming Option Exchange Election.

(a)(1)(K)	ZipRealty, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008, SEC File No. 000-51002, filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(a)(1)(L)	ZipRealty, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009, SEC File No. 000-51002, filed with the Securities and Exchange Commission on May 6, 2009, and incorporated by reference herein.

(b)	Not applicable.

(d)(1)	ZipRealty, Inc. 1999 Stock Plan and related agreements (incorporated by reference to Exhibit 10.2 to ZipRealty’s Registration Statement on Form S-1, as amended, SEC File No. 333-115657, filed with the Securities and Exchange Commission on May 20, 2004).

(d)(2)	ZipRealty, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to ZipRealty’s Registration Statement of Form S-1, as amended, SEC File No. 333-115657, filed with the Securities and Exchange Commission on May 20, 2004).

(d)(3)	Form of Stock Option Award Agreement under 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.3(a) to ZipRealty’s Annual Report on Form 10-K, File No. 000-51002 for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 28, 2005).

(d)(4)	ZipRealty, Inc. Fifth Amended and Restated Investors’ Rights Agreement dated December 17, 2002 (incorporated by reference to Exhibit 10.5 to ZipRealty’s Registration Statement on Form S-1, as amended, SEC File No. 333-115657, filed with the Securities and Exchange Commission on May 20, 2004).

(d)(5)	Restricted Stock Award Agreement between ZipRealty and J. Patrick Lashinsky, dated September 13, 2007 (incorporated by reference to Exhibit 10.2 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007).

(d)(6)	Stock Option Award Agreement Restricted Stock Award Agreement between ZipRealty and J. Patrick Lashinsky, dated September 13, 2007 (incorporated by reference to Exhibit 10.3 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007).

(d)(7)	Restricted Stock Award Agreement between ZipRealty and Charles C. Baker, dated December 11, 2008 (incorporated by reference to Exhibit 10.1 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).

(d)(8)	Stock Option Award Agreement Restricted Stock Award Agreement between ZipRealty and Charles C. Baker, dated December 11, 2008 (incorporated by reference to Exhibit 10.2 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).

(d)(9)	Stock Purchase Agreement between ZipRealty and Charles C. Baker, dated December 11, 2008 (incorporated by reference to Exhibit 10.3 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).

(d)(10)	Form of Restricted Stock Award Agreement under the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to ZipRealty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009).

(g)	Not applicable.

(h)	Not applicable.